UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (AMENDMENT NO. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                   CLICK2LEAN, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    18681S106
                                 (CUSIP Number)

                                  INDER TALLUR
                         COMVEST OPPORTUNITY FUND, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                JANUARY 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 18681S106                                               SCHEDULE 13D/A
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:  COMVEST OPPORTUNITY FUND, L.P.
        I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY): (13-4195690)
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      [ ]
                                                               (b)      [ ]
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          508,500 (SEE ITEM 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              508,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        508,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.07%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON*

        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                              (Page 2 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 18681S106                                               SCHEDULE 13D/A
--------------------------------------------------------------------------------

    1.  NAME OF REPORTING PERSON:  COMVEST VENTURE PARTNERS, L.P.
        I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY) (18-4124841)

--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      [ ]
                                                               (b)      | |
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          606,000 (SEE ITEM 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.44%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON*

        PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                              (Page 3 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 18681S106                                               SCHEDULE 13D/A
--------------------------------------------------------------------------------

    1.  NAME OF REPORTING PERSON:  COMVEST MANAGEMENT, LLC.
        I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY): (06-1588640)
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      [ ]
                                                               (b)      | |
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          606,000 (SEE ITEM 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.44%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON*

        OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                              (Page 4 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 18681S106                                               SCHEDULE 13D/A
--------------------------------------------------------------------------------

    1.  NAME OF REPORTING PERSON:  COMMONWEALTH ASSOCIATES, L.P.
        I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY): (13-3467952)
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      [ ]
                                                               (b)      | |
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          12,220 (SEE ITEM 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0496%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON

        PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                              (Page 5 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 18681S106                                               SCHEDULE 13D/A
--------------------------------------------------------------------------------

    1.  NAME OF REPORTING PERSON:  COMMONWEALTH MANAGEMENT, LLC
        I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY): (75-3096361)
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      [ ]
                                                               (b)      | |
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          12,220 (SEE ITEM 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0496%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON

        OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                              (Page 6 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 18681S106                                               SCHEDULE 13D/A
--------------------------------------------------------------------------------

    1. NAME OF REPORTING PERSON: COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY): (01-0622406)
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      [ ]
                                                               (b)      | |
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          618,220 (SEE ITEM 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                              618,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        618,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.51%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON

        OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                              (Page 7 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 18681S106                                               SCHEDULE 13D/A
--------------------------------------------------------------------------------

    1.  NAME OF REPORTING PERSON:  MICHAEL S. FALK
        I.R.S. IDENTIFICATION No. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      [ ]
                                                               (b)      | |
--------------------------------------------------------------------------------
    3.  SEC USE ONLY
--------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
        NUMBER OF                      7.     SOLE VOTING POWER
          SHARES                              23,800 (SEE ITEM 5)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY                      8.     SHARED VOTING POWER
      EACH REPORTING                          1,126,720 (SEE ITEM 5)
          PERSON               -------------------------------------------------
           WITH                        9.     SOLE DISPOSITIVE POWER
                                              23,800 (SEE ITEM 5)
                               -------------------------------------------------
                                      10.     SHARED DISPOSITIVE POWER
                                              1,126,720 (SEE ITEM 5)
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,150,520 (SEE ITEM 5)
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [  ]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.63%
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON

        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                              (Page 8 of 14 Pages)

This Amendment No. 2 ("Amendment No. 2") supplements and amends the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on August 19, 2002, as amended by Amendment No. 1, filed with the Commission on December 2, 2002 ("Amendment No. 1"), by (i) ComVest Opportunity Fund, L.P., ("ComVest Opportunity"), (ii) ComVest Venture Partners, LP ("ComVest"); (iii) ComVest Management, LLC ("ComVest Management");
(iv) Commonwealth Associates, L.P. ("Commonwealth"); (v) Commonwealth Associates Management Company, Inc. ("CAMC"), and (vi) Michael S. Falk ("Falk") (ComVest Opportunity and, collectively with ComVest, ComVest Management, Commonwealth, CAMC and Falk, the "Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share, of Click2Learn, Inc., a Delaware corporation with its principal executive offices located at 110 110th Avenue NE, Bellevue, Washington 98004. Unless specifically amended hereby, the disclosures set forth in Amendment No. 1 shall remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby supplemented and amended to reflect that:

     (a), (b), (c) and (f). This statement is filed jointly by (i) ComVest Opportunity, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities; (ii) ComVest Venture Partners, LP, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities ("ComVest"); (iii) ComVest Management, LLC, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities ("ComVest Management"); (iv) Commonwealth Associates, L.P., a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking ("Commonwealth"); (v) Commonwealth Management, LLC, a limited liability company organized under the laws of Delaware and the corporate general partner of Commonwealth ("CM"), (vi) Commonwealth Associates Group Holdings, LLC, a limited liability company organized under the laws of Delaware and the sole member of CM ("Group Holdings"), and (vii) Michael S. Falk, and individual ("Falk"). ComVest Opportunity; ComVest, ComVest Management, Commonwealth, CM and Falk are the "Reporting Persons".

     ComVest Management is the general partner of ComVest, and is wholly-owned by Group Holdings. The managers of ComVest Management are Falk and Keith Rosenbloom ("Rosenbloom"). CM is the general and principal partner of Commonwealth. CM is wholly-owned by Group Holdings. Falk is also the Chairman and Chief Executive Officer of Group Holdings. The sole officer of CM is Inder Tallur, Secretary. The managers of ComVest Opportunity are Rosenbloom, Falk and Inder Tallur.

     All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2 is 830 Third Avenue, New York, New York 10022.

     (d) and (e). During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating


                              (Page 9 of 14 Pages)
activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby supplemented and amended by adding thereto the following:

     On January 21, 2003, ComVest Opportunity sold 500,000 shares of Common Stock in the open market at market price. Since such date, on January 29, 2003, ComVest Opportunity sold an additional 300,000 shares of Common Stock in the open market at market price.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby supplemented and amended to reflect that:

(a) ComVest Opportunity may be deemed to be the beneficial owner of an aggregate of 508,500 shares of Common Stock, representing approximately 2.07% of the issued and outstanding shares of Common Stock of the Issuer.

     ComVest may be deemed to be the beneficial owner of an aggregate of 606,000 shares of Common Stock, representing approximately 2.44% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: (i) 400,000 shares of Common Stock; (ii) the right to acquire 200,000 shares of Common Stock upon exercise of a Warrant which issued to ComVest which expires on November 20, 2006 (hereinafter, the "Warrant I"); and (iii) the right to acquire 6,000 shares of Common Stock upon exercise of another Warrant which was issued to ComVest by the Issuer which also expires on November 20, 2006 (hereinafter, the "Warrant II").

     ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 606,000 shares of Common Stock beneficially owned by ComVest, representing approximately 2.44% of the issued and outstanding shares of Common Stock of the Issuer.

     Commonwealth may be deemed to be the beneficial owner of an aggregate of 12,220 shares of Common Stock, representing approximately .0496% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of
(i) the right to acquire 6,000 shares of Common Stock upon the exercise of the Warrant II; and (ii) the right to acquire 6,220 shares of Common Stock upon the exercise of a Warrant which was issued to Commonwealth as Placement Agent which expires on December 10, 2006 (hereinafter, the "Warrant III").

     CM, as the general partner of Commonwealth, may be deemed to beneficially own the 12,220 shares of Common Stock beneficially owned by Commonwealth, representing approximately .0496% of the issued and outstanding shares of Common Stock of the Issuer.

     Group Holdings, as sole member of ComVest Managment (the general partner of ComVest) and sole member of CM (the general and principal partner of Commonwealth), may be deemed to be the beneficial owner of an aggregate of 618,220 shares of Common Stock, representing approximately 2.51% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of:
(i) the 606,000 shares of Common Stock beneficially owned by ComVest Management, and (ii) the 12,220 shares of Common Stock beneficially owned by CM.

     Falk may be deemed to be the beneficial owner of an aggregate of 1,150,520 shares of Common Stock, representing approximately 4.63% of the issued and outstanding shares of


                              (Page 10 of 14 Pages)

     Common Stock of the Issuer. These holdings are as follows: (i) the 508,500 shares of Common Stock beneficially owned by ComVest Opportunity; (ii) the 606,000 shares of Common Stock beneficially owned by ComVest; (iii) the 12,220 shares of Common Stock beneficially owned by Commonwealth; (iv) the right to acquire 4,800 shares of Common Stock upon exercise of the Warrant III; (v) 8,000 shares of Common Stock; (vi) 5,000 shares of Common Stock beneficially owned by the Falk Family Foundation of which Falk is the trustee; (vii) 3,000 shares of Common Stock beneficially owned by the Mikaela Falk Trust of which Falk's wife, Annie Falk, is the trustee; (viii) 2,000 shares of Common Stock beneficially owned by the Gianna Falk Trust of which Falk's wife, Annie Falk, is the trustee; and (ix) 1,000 shares of Common Stock beneficially owned by Falk's wife, Annie Falk. In his capacity as Chairman and controlling equity owner of Group Holdings, which (i) wholly owns CM (the general and principal partner of Commonwealth), and (ii) is the owner of all the interests in ComVest Management (the general partner of ComVest), Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

     (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:


                        Name                  Number of Shares
                        ----                  ----------------

                    Michael Falk                    23,800


(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i) ComVest Opportunity and Falk may be deemed to share such voting and disposition powers with respect to the 508,500 shares of Common Stock beneficially held by ComVest Opportunity.

(ii) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 606,000 shares of Common Stock beneficially held by ComVest.

(iii) Commonwealth, CM and Falk may be deemed to share such voting and disposition powers with respect to the 12,220 shares of Common Stock beneficially held by Commonwealth.

(iv) Group Holdings may be deemed to share such voting an disposition powers with respect to the 606,000 shares of Common Stock beneficially held by ComVest and the 12,220 shares of Common Stock beneficially held by Commonwealth.

(c) In the past sixty (60) days from the date of this Amendment No. 2, the Reporting Persons made purchases and sales of the shares of Common Stock in the open market as follows:



Name                           Transaction     Date                     Number of Shares          Price Per Share
----                           -----------     ----                     ----------------          ---------------
ComVest Opportunity             Sell          January 21, 2003              500,000                  $1.00

ComVest Opportunity             Sell          January 29, 2003              300,000                  $1.00


(d) Not applicable.

(e) Not applicable.


                              (Page 11 of 14 Pages)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Joint filing Agreement as required by Rule 13d-1 under the Securities Exchange Act of 1934.


                             (Page 12 of 14 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30 2003               ComVest Opportunity Fund, LP

                                     By:/s/Inder Tallur
                                        ----------------------------
                                     Name:  Inder Tallur
                                     Title: Manager

Dated: January 30, 2003              ComVest Venture Partners, LP

                                     By: ComVest Management, LLC,
                                     its general partner

                                     By:/s/Michael S. Falk
                                        ----------------------------
                                     Name:  Michael S. Falk
                                     Title: Manager

Dated: January 30, 2003              ComVest Management, LLC

                                     By:/s/Michael S. Falk
                                        ----------------------------
                                     Name:  Michael S. Falk
                                     Title: Manager

Dated: January 30, 2003              Commonwealth Associates, LP

                                     By: Commonwealth Management, LLC
                                     its general partner

                                     By:/s/ Inder Tallur
                                        ----------------------------
                                     Name:  Inder Tallur
                                     Title: Secretary

Dated: January 30, 2003              Commonwealth Management, LLC

                                     By:/s/ Inder Tallur
                                        ----------------------------
                                     Name:  Inder Tallur
                                     Title: Secretary

Dated: January 30, 2003              Commonwealth Associates Group Holdings, LLC

                                     By:/s/ Michael S. Falk
                                        ----------------------------
                                     Name: Michael S. Falk
                                     Title:Chairman and Chief Executive Officer

Dated: January 30, 2003

                                            /s/Michael S. Falk
                                           -------------------------
                                           Michael S. Falk


                             (Page 13 of 14 Pages)

                                 EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.



                              (Page 14 of 14 Pages)